

March 28, 2011

Thomas A. James
Chief Executive Officer
880 Carillon Parkway
St. Petersburg, FL 33716

> **Re: Raymond James Financial, Inc.**
> **Form 10-K for Year Ended September 30, 2010**
> **Form 10-Q for Quarter Ended December 31, 2010**
> **File No. 001-09109**

Dear Mr. James:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Accounting Branch Chief